SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

918640103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640103

1	Names of Reporting Persons The Aberdeen Foundation
2	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or place of organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole voting power 1,895,580 *
	6	Shared voting power 0
	7	Sole dispositive power 1,895,580 *
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 1,895,580
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.4%**
12	Type of reporting person (See instructions) HC

* See Item 4(a) below.

** Based on 20,017,248 shares of common stock outstanding as of August 13, 2020, as disclosed in the issuer’s Form 10-Q filed with the SEC on August 14, 2020.

Item 1(a). Name of Issuer:

Vaccinex, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1895 Mount Hope Avenue, Rochester, New York 14620

Item 2(a). Name of Person Filing:

This Schedule 13G is filed by The Aberdeen Foundation (the “Foundation”).

Item 2(b). Address or principal business office or, if none, residence:

New Burlington House, 1075 Finchley Road, London NW11 0PU, England

Item 2(c). Citizenship:

United Kingdom

Item 2(d). Title of class of securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP No.:

918640103

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

(a)       Amount beneficially owned:

As of December 31, 2018, December 31, 2019, and the date hereof, 1,895,580 common shares of the issuer were held by Antibody Investment LLC, a Delaware limited liability company wholly owned by the Foundation. The Foundation is a registered UK Charity. Therefore, the Foundation beneficially owns 1,895,580 common shares of the issuer.

(b)       Percent of class: 9.4%

Based on 20,017,248 shares of common stock outstanding as of August 13, 2020, as disclosed in the issuer’s Form 10-Q filed with the SEC on August 14, 2020.

(c)        Number of shares as to which the person has:

(i)        Sole power to vote or to direct the vote: 1,895,580

(ii)        Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 1,895,580

(iv)       Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1 to this statement on Schedule 13G.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2020

THE ABERDEEN FOUNDATION
Signed by its authorized Trustee

/s/ Michael Shumacher
Michael Shumacher
Trustee of the Aberdeen Foundation

EXHIBIT 1

CONTROLLED COMPANIES

NAME OF CONTROLLED COMPANY	JURISDICTION OF INCORPORATION	CATEGORY

Antibody Investment LLC	Delaware	oo